FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA URANIUM COMPLETES NEW NI 43-101 TECHNICAL REPORTS

Vancouver, Canada, February 9th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that new NI 43-101-compliant technical reports have recently been completed and published for its Hodgson, NW Manitoba (previously named NE Wollaston), Grease River and Lake Athabasca uranium exploration projects.

Northwest Territories
Nunavut
Kasmere North
Kasmere South
NW Manitoba
Poplar
Grease River
Black Lake
Lake Athabasca
Fond du Lac
Helmer
Alberta
Carswell
ATHABASCA BASIN
Waterbury
Collins Bay Extension
Hodgson
Arnold
Mc Tavish
West McArthur
Cree West
Cree East
Moon
Key
Alberta
Saskatchewan
Manitoba

ATHABASCA BASIN

Uranium Deposits
CanAlaska Projects
Areva/Cameco/UEX

CanAlaska Uranium Projects in the Athabasca Basin

0 25 50 75 100
Kilometres

NAD 83, UTM Zone 13
Map Drafted by Ana Sirbu (CanAlaska Uranium Ltd.)

News Release

February 9th, 2011

Hodgson:

The Hodgson project is detailed in the current 43-101 report by Peter Daubeny, M.Sc., P.Geo. of Vancouver, British Columbia. The project located in the east-central part of the Athabasca Basin, totals 249.4 km2 and covers portions of the Athabasca overlying basement rocks of the Mudjatik and Wollaston domains.  The depth to Athabasca Basin unconformity on the property varies from 700 to 800 metres.  The property has been intermittently explored for unconformity type uranium deposits since at least 1978, and this work culminated during the years 2006 and 2007 when CanAlaska completed VTEM and airborne magnetometer surveys, an audio-frequency magneto telluric survey, and boulder and lake sediment sampling programs..

The report recommends further airborne and detailed ground geophysics in preparation for a 30-hole diamond drill program. Total expenditures are estimated to be Cdn$15.9 million.   Similar comprehensive exploration on ground to the northeast, east and south of the project area has resulted in the discovery of a uranium deposit and three Saskatchewan Mineral Deposit Inventory showings located within a 13 km radius of the Hodgson Project.

NW Manitoba:

The NW Manitoba project is detailed in the current 43-101 report by Mr. R. W. Avery, P. Geo. of Saskatchewan.  This report provides a technical review of the geology and exploration results undertaken by the Company on its wholly owned Northwest Manitoba property.

The NW Manitoba project lies primarily within the Wollaston Domain adjacent to the southeast margin of the Hearne Craton. The northwest corner of the project area straddles the adjacent Mudjatik Domain.  CanAlaska’s land holdings in Manitoba consist of three contiguous mineral exploration licenses which encompass an area of 1,436 km2.

Uranium mineralization in the NW Manitoba property area is present in at least four distinct settings.  There are prospects where mineralization is associated with calc-silicate and leucocratic tonalitic and monzonitic rocks with limited alteration.  Other targets include mineralization that is associated with pegmatitic tonalite and pelite, uranium mineralization associated with arkosic gneiss and targets associated with amphibolite, pelite and leucocratic granites.  A strong correlation is also noted between uranium mineralization and Aphebian age leucocratic granites (monzanite/tonalite) characterized by moderate to high U/Th ratios of 3 or greater.

Exploration conducted by CanAlaska Uranium Ltd. has outlined ten target areas where significant uranium mineralization has been discovered to-date.  Four targets in the project area are presently sufficiently far advanced to warrant diamond-drill hole testing following the conduct of local ground geophysics..  Six additional targets require follow-up investigations involving detailed prospecting, soil sampling, geological mapping, and/or ground geophysical surveys as needed.  Continued prospecting and geological mapping is also recommended in areas characterized by high uranium values in lake sediments as well as areas where targets occupy favorable structural settings such as crosscutting or intersecting structural elements.  Additional airborne EM and gravity gradient surveys are recommended, especially along strike of the highly prospective Maguire Structural Zone.

News Release

February 9th, 2011

Of the 1,837 rock samples submitted for assay from the NW Manitoba property to-date, 30% returned values greater than 0.20% U308, with individual assays of up to 66.5% U308 from uraninite pebbles in overburden, 6.49% U308 from boulders, and 0.93% U308 in outcrop. C horizon and MMI soil sampling on the property in several target areas (1,783 and 1,410 samples respectively) returned highly anomalous values of up to 118 ppm uranium and demonstrate a close correlation with Rare Earth elements, Y and Th.

The program of extensive future work recommended for the property details Phase 1 exploration of Cdn$8.75M, including initial pass drilling on 10 targets with 50 drill holes, followed by Phase 2 (Cdn$12.82M) on the existing targets and a probable 12 new targets and phase 3 programs (Cdn$7.2M) on the best of the developed targets.

Grease River:

The Grease River project is detailed in the current 43-101 report by Peter Daubeny, M.Sc., P.Geo. of Vancouver, British Columbia. The project is centered approximately 50 kilometres north-northeast of the settlement of Fond du Lac in north-central Saskatchewan and covers 70.8 km2.  The claims cover regional radiometric anomalies and extremely high concentrations of uranium in lake sediments.  Exploration undertaken by CanAlaska during the 2007 and 2008 field seasons included prospecting, geologic mapping, rock and lake sediment sampling and airborne magnetic-radiometric-VLF surveying.  Highlights of the work completed to date include the detection of very high uranium values in muskeg and values of between 0.2 to 3.53 % U3O8 from outcrop and boulders dispersed throughout the property.  Discrete zones containing some of this mineralization are located in close proximity to radiometric anomalies and/or other structurally complex regions.

Three styles of uranium mineralization have been identified.  These include structurally-hosted mineralization spatially associated with the Grease River Shear Zone, potentially significant zones of low-grade bulk tonnage intrusion-related mineralization and zones of uranium-bearing hydrothermally-altered granite.

The two most advanced prospects on the Grease River property are recommended for drilling, and geophysics followed by drilling, respectively. This will be in conjunction with additional prospecting, sampling and mapping designed to advance other prospects on the property towards the drill stage.  At Shearika Ridge, the best exposed portion of the prospect has been mapped and sampled and the scope of mineralization on surface is well defined.  Drilling will determine the extent of this mineralization at depth.  At the Bradley Zone, an EM survey designed to define the extent of the uranium bearing structure that hosts the Zone should be undertaken and anomalies developed from this programme drill-tested.  This programme is budgeted at Cdn$995,495.

Lake Athabasca:

The Lake Athabasca project is detailed in the current 43-101 report by Peter Daubeny, M.Sc., P.Geo. of Vancouver, British Columbia.  The project is centered approximately 30 kilometres southwest of the community of Uranium City in north-western Saskatchewan and covers 41.1 km2.   Exploration undertaken by CanAlaska during the period 2006 to 2009 included VTEM and MEGATEM surveying, prospecting, grid rock

News Release

February 9th, 2011

and soil sampling, geologic mapping, lake sediment sampling, IP-resistivity, Max-Min surveying, lake-bathymetry, seismic profiling, and two drill programs totaling 15 diamond drill holes.  This work confirms and expands historically know lake sediment anomalies on the claim block and identified by outcrop sampling and diamond-drilling.  There are zones of clay alteration consistent with a property-scale hydrothermal alteration event.  The report recommends exploration in eight specific target areas and a first year program of detailed lake sediment sampling and geophysics followed by a program of 21 drill holes budgeted at Cdn$2.2M.

The aforementioned technical reports can be accessed on the Company’s website at www.canalaska.com or downloaded from the Canadian public filings database at www.sedar.com.   Earlier NI 43-101-compliant technical reports completed for the Company’s Carswell, Waterbury, Fond Du Lac and West McArthur uranium exploration projects, as published on Nov. 16, 2010, Nov. 10, 2010, Oct. 29, 2010, and Aug. 29, 2005 respectively, can also be downloaded from the same locations.  Peter G. Dasler. P. Geo. is the Qualified Person for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUD -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

News Release

February 9th, 2011